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[TB WOOD'S CORPORATION LETTERHEAD]

                                November 12, 1999

To Our Stockholders:

     TB Wood's Corporation (the "Company") is offering to purchase up to 400,000 shares of its common stock (the "Shares") from existing stockholders. The price will not be in excess of $12.50 nor less than $9.00 per Share. The Company is conducting the offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell your Shares to the Company. The actual purchase price will be determined by the Company in accordance with the terms of the offer.

     Any stockholder whose Shares are properly tendered directly to American Stock Transfer & Trust Company, the Depositary for the offer, and purchased pursuant to the offer will receive the net purchase price in cash, without interest, and will not incur the usual transaction costs associated with open market sales.

     The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

     Neither the Company nor the Board of Directors of the Company makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender such stockholder's Shares and, if so, how many Shares to tender and the price or prices at which such Shares should be tendered. The Company has been advised that certain of its directors or executive officers intend to tender Shares pursuant to the offer.

     The offer will expire at 12:00 Midnight, New York City time, on Friday, December 10, 1999, unless extended by the Company. If you have any questions regarding the offer or need assistance in tendering your Shares, please contact MacKenzie Partners, Inc., the Information Agent for the offer, at (212) 929-5500 or toll free at (800) 322-2885.

                                                           Sincerely,




                                                           Michael L. Hurt
                                                           President




                                                           Thomas C. Foley
                                                           Chairman of the Board